Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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January 5, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Alyst Acquisition Corp. Registration Statement on Form S-1 Filed November 14, 2006 File No. 333-138699

Dear Mr. Reynolds:

On behalf of Alyst Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 13, 2006, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to James Lopez.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.
With a view to disclosure, tell us the specific factors you considered in determining to value this offering at $56 million, and the factors you considered when determining that this offering would permit sufficient funds available from the trust to effect the business combination contemplated by the registration statement. We are interested in particular in the type, nature and results to date of any and all due diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate or an unrelated third party, concerning a potential business combination. The inquiry includes the time period before the company’s corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Alyst Acquisition Corp. Given management’s experience in the telecommunications industry, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company’s net assets maybe material information for which appropriate disclosure is required. We may have further comment.

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

The Company and the underwriters agreed to value the offering at $56,000,000 based on the previous transactional experience of the principals of the Company, as well as the underwriters’ evaluation of overall market conditions for similar transactions as the proposed offering, including their ability to solicit investors for an offering of this size.

Please note that the Company has not identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates. Furthermore, the disclosure in the Registration Statement currently indicates that the Company has not, nor has anyone on its behalf, taken any measure, directly or indirectly, to identify or locate any suitable acquisition candidate, nor has the Company engaged or retained any agent or other representative to identify or locate such an acquisition candidate. The Company’s management does not have any knowledge as to the Company’s ability to effect a business combination following this offering with a company whose fair market value is equal to at least 80% of the Company’s net assets. Accordingly, as set forth on page 31 of the prospectus under the section titled “Proposed business - Effecting a business combination - We have not identified a target business,” we indicate that the Company cannot be certain that it will be able to locate a target business or that it will be able to engage in a business combination with a target business on favorable terms.

2.	Similarly disclose the various factors considered in determining the different exercise prices of the option, insider warrants and warrants. See Item 505 of Regulation S-K.

We currently include a discussion of the factors considered in determining the pricing of the Company’s securities in the section captioned “Underwriting - Pricing of Securities.” Accordingly, we respectfully believe that no revision to the disclosure in the Registration Statement is necessary.

3.
Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections. In this regard, tell us whether the NASD passed on the representative’s independence in light of the unit purchase option valued at over $2.3 million.

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

We supplementally advise the Staff that the amount of compensation to be allowed or paid to the underwriters is currently being reviewed by the NASD and has not yet been cleared by the NASD at this time. We note, however, that the NASD does not pass on the independence of underwriters in an offering - they simply indicate whether they object to the total amount of compensation to be received by underwriters in an offering, including the value of the unit purchase option.

Prior to the effectiveness of the Registration Statement, we will provide you with a copy of the NASD “no-objection” letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

4.
We note from Articles six and seven from the certificate of incorporation that you may only amend the termination date in connection with a business combination. We also note the discussion of amendments to extend your corporate life on page 31 and the statement on page six that your limited corporate existence removes the necessity to comply with the formal procedures set forth in Section 275 of the Delaware General Corporation Law. With a view to disclosure, please provide us with a legal analysis as to how the company will comply with Sections 275 and 280 or 281 (b) of the DGCL and disclose in the prospectus the procedures that the company will undertake to comply.

We currently indicate the following in the Prospectus Summary under the section captioned “Certificate of Incorporation”:

“[The Company’s] amended and restated certificate of incorporation also provides that [the Company] will continue in existence only until _________, 2008 [twenty four months from the date of this prospectus]. If [the Company has] not completed a business combination by such date, [the Company’s] corporate existence will cease except for the purposes of winding up [its] affairs and liquidating, pursuant to Section 278 of the Delaware General Corporation Law. This has the same effect as if [the Company’s] board of directors and stockholders had formally voted to approve [the Company’s] dissolution pursuant to Section 275 of the Delaware General Corporation Law. Accordingly, limiting [the Company’s] corporate existence to a specified date as permitted by Section 102(b)(5) of the Delaware General Corporation Law removes the necessity to comply with the formal procedures set forth in Section 275 (which would have required [the Company’s] board of directors and stockholders to formally vote to approve [the Company’s] dissolution and liquidation and to have filed a certificate of dissolution with the Delaware Secretary of State).” (emphasis added)

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

Accordingly, the Company is not required to comply with Section 275 of the Delaware General Corporation Law (“DGCL”). With respect to Sections 280 and 281 of the DGCL, we currently indicate the following in the section captioned “Proposed Business - Liquidation if no business combination”:

“Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If the corporation complies with certain procedures set forth in Section 280 of the Delaware General Corporation Law intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, as stated above, it is [the Company’s] intention to make liquidating distributions to [its] stockholders as soon as reasonably possible after _______, 2008 [twenty four months from the date of this prospectus] and, therefore, [the Company does] not intend to comply with those procedures. As such, [the Company’s] stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of [the Company’s] stockholders may extend well beyond the third anniversary of such date. Because [the Company] will not be complying with Section 280, Section 281(b) of the Delaware General Corporation Law requires [the Company] to adopt a plan that will provide for [its] payment, based on facts known to [it] at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against [the Company] within the subsequent 10 years. Accordingly, [the Company] would be required to provide for any claims of creditors known to [it] at that time or those that [the Company believes] could be potentially brought against [it] within the subsequent 10 years prior to [the Company] distributing the funds in the trust account to [its] public stockholders.” (emphasis added)

Accordingly, the disclosure contains the legal analysis that clearly indicates how the Company will comply with the above-referenced sections of the DGCL. We therefore respectfully believe that no revision to the disclosure in the Registration Statement is necessary.

5.
Tell us and revise where appropriate to disclose whether the company is permitted to disburse or loan funds from the trust account prior to the consummation of a business combination to satisfy the 80% valuation requirement.

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

The Company is not permitted to disburse money from the trust account prior to the consummation of a business combination. We indicate in Prospectus Summary:

“[The Company’s] initial business combination must be with a target business whose fair market value is at least equal to 80% of [the Company’s] net assets (all of our assets, including the funds then held in the trust account, less our liabilities) at the time of such acquisition, although this may entail simultaneous acquisitions of several operating businesses.” (emphasis added)

Although the funds held in the trust account are disbursed to the target business after the closing, we believe it is clear that the fair market value test cannot be met as a result of this post-closing distribution as the statement indicates that the trust funds are still included as part of the Company’s net assets. Accordingly, we respectfully believe that the Staff’s comment is inapplicable. We therefore have not revised the disclosure in the Registration Statement in response to this comment.

6.
We note your disclosure on the prospectus cover page to the effect that Messrs. Schriesheim, Davies and others have already committed to purchase from the company the insider warrants. In light of this disclosure, it would appear that an investment decision has already been made with respect to the insider warrants and the offer and sale of such warrants may not be registered on this registration statement. Please provide the staff with a legal analysis as to the compliance of the offer and sale of the insider warrants with Section 5 of the Securities Act of 1933, as amended. We may have further comment.

The Company is not registering the issuance of the insider warrants to the purchasers. Instead, the Company is registering the resale of the insider warrants and underlying shares of common stock. For the Staff’s convenience, we have set forth below the pertinent portion of the Calculation of Registration Fee table as originally filed. The purchasers of the insider warrants may use the Registration Statement to transfer the insider warrants at any time after completion by the Company of a business combination (reflected in line item A below). If the purchasers use the Registration Statement to transfer the insider warrants prior to exercising such warrants, the Company must register the initial issuance of the shares underlying such warrants so that the transferees may receive unrestricted registered shares (which it has done as reflected in line item B below). However, if the purchasers exercise the insider warrants prior to transferring such warrants, the Company must register the resale of the shares underlying the insider warrants so that the purchasers may be able transfer such shares (which it has done as reflected in line item C below).

A	Warrants issued to insiders (“Insider Warrants”)	1,820,000 Warrants	$1.00	$1,820,000	$194.74
B	Shares of Common Stock underlying the Insider Warrants to the extent such Insider Warrants are subsequently transferred prior to exercise(4)	1,820,000 Shares	$6.00	$10,920,000	$1,168.44
C	Shares of Common Stock underlying the Insider Warrants to the extent such Insider Warrants are subsequently exercised by the Insiders(4)	1,820,000 Shares	-------	-------	-------(5)

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

We have revised the line item A above in Amendment No. 1 to clarify that the Company is registering the resale of such securities rather than the issuance of such securities.

As described in the Registration Statement, the insider warrants are being purchased on a private placement basis simultaneously with the consummation of this offering. Although the closing of that private placement is contemporaneous with the closing of the offering, the investment decision was made, and the commitment to purchase the insider warrants was undertaken, before the initial filing of the Registration Statement.

We refer the Staff to the last paragraph of telephone interpretation “3S. Sections 5 and 4(2); Rule 416; Form S-3; S-K Items 507 and 508” from the SEC’s March 1999 supplement, which states the SEC’s view as to what constitutes a completed private placement. Specifically:

“the [Staff] will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date…. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

The fact pattern here is very similar. The investors are irrevocably bound to purchase a set number of securities for a set purchase price. There are no conditions to closing the private placement that are within the investors’ control - the only condition to closing is the closing of the public offering. Following the effectiveness of the Registration Statement, the private placement, as well as the public offering, will be consummated. We refer the Staff to similar disclosure contained in the Registration Statements on Form S-1 for Rhapsody Acquisition Corp. (SEC File No. 333-134694) and Pantheon China Acquisition Corp. (SEC File No. 333-136590) which contains similar disclosure. Accordingly, we believe the insider warrants and underlying securities are properly included for resale on the Registration Statement.

Registration Statement Cover Page

7.	It appears that the fee computation should include the consideration to be received by you upon exercise of the warrants. Please revise or advise.

We respectfully point the Staff to line item B set forth above in response to comment 6. Such line item reflects the proceeds that would be received by the Company upon exercise of the insider warrants. As indicated in such line item, a fee has been paid with respect to such securities. As the securities referenced in line item C set forth above in response to comment 6 represent the same securities as those set forth in line item B, no additional fee is required for this item. Accordingly, we respectfully do not believe that any revision to the Registration Statement cover page is necessary.

Prospectus Cover Page

8.
Please advise us and revise where appropriate to add disclosure addressing the termination of the distribution of the company’s different classes of securities in this offering. We note from the cover page that Jesup & Lemont expects to deliver securities to investors at a certain date that is based on the date of the prospectus, and we note the contingent nature of the warrants’ exercisability based on an effective registration statement. Advise us of the expected timeframe for the offering, including any extended periods during which you and the underwriter do not anticipate will be necessary but which could be used to sell all remaining shares to the public.

We currently indicate the following in the section captioned “Underwriting - Regulatory Restrictions on Purchase of Securities”:

“The distribution of the units in this offering will be completed once all the units have been sold, all stabilizing transactions have been completed and all penalty bids have either been reclaimed or withdrawn.”

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

Accordingly, we respectfully believe that the disclosure indicates when the distribution of the Company’s securities will be completed. Furthermore, because this offering is a firm-commitment offering, all of the units in the offering must be sold by three days after the date the Company’s units first begin trading. There are no periods of time during which the offering could be extended. The contingent nature of the warrants’ exercisability has nothing to do with the time frame in which this firm-commitment underwritten offering must be completed. We therefore have not revised the disclosure in the Registration Statement in response to this comment.

9.	Please confirm that your typesetting is at least 10-point type pursuant to Rule 420 of Regulation C. In this regard, please see Item 501 of Regulation S-K.

We hereby confirm that the typesetting for the prospectus forming a part of the Registration Statement will be at least 10-point.

Prospectus Summary

10.  Please revise to include a summary of conflicts of interest.

We have revised the disclosure to include a summary of the conflicts of interest associated with this offering as requested in the Prospectus Summary on page 6 of the prospectus.

11.	Please include your internet address if you have one. See Item 101(e)(3) of Regulation S-K.

Please be advised that the Company does not have an internet address.

12.
We note the statement on page two that your efforts in identifying a prospective target business will not be limited to a particular industry, although you intend to focus your initial efforts on telecommunications businesses. Please revise to clarify the company’s commitment to seeking a target business in the telecommunications industry. Disclose the criteria under which the company will determine when to shift its initial efforts from the telecommunications sector to other sectors.

The Company does not anticipate “shifting” its initial efforts from the telecommunications sector to other sectors - instead, it is simply possible that a potential transaction will be brought to the attention of the Company’s management that is in the best interests of the Company but falls outside of this sector. The Company’s present intent is to focus on companies in the telecommunications sector because that is where the Company’s management has its most extensive experience. However, as the Company is not restricted from examining other types of companies, it may do so if it becomes aware of other potentially attractive target businesses. We have revised the disclosure in the Registration Statement to clarify the foregoing.

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

13.
You state on page two that a target business “may have a fair market value substantially in excess of 80% of our net assets.” Please clarify how and under what circumstances the 80% test can be met in a transaction in which you acquire less than a 100% interest in the target business or businesses.

We have revised the disclosure in the Registration Statement as requested on pages 2 and 32 of the prospectus.

14.
Please revise the first paragraph on page two to indicate that your corporate existence is set to expire by operation of law on a certain date, and include the date itself. Similarly, revise the second paragraph on page eight to identify the date instead of using the expression “the date our corporate existence ceases.”

The Company’s corporate existence will terminate twenty four months from the date of the prospectus forming a part of the Registration Statement. The Company will not know this exact date until the Registration Statement has been cleared of all comments and is declared effective by the Securities and Exchange Commission. Accordingly, we are not yet able to include the specific date. We have revised the disclosure on page 2 to indicate that the Company has twenty four months from the date of its prospectus (indicated as “__________, 2009”) to complete a business combination and if it does not do so, its corporate existence will cease by operation of law (except for the purposes of winding up its affairs and liquidating). We have further revised page 8 to indicate that the Company anticipates that it will distribute the funds in the trust account within 10 days from the above-mentioned date. Such exact dates will be included in the final prospectus to be filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933.

15.
Please revise the second to last paragraph on page two to briefly explain how “fair market value” will be measured. We note from page 42 that you will seek an opinion from an investment banking firm as to fair market value only if you propose a target business that is affiliated with existing stockholders.

We have revised the disclosure on page 2 to briefly explain how fair market value will be measured as requested.

16.
Please revise page two to briefly describe the underwriter’s option and the purpose for issuing it to the underwriter. Please include relevant discussion of conflicts of interest and the value of the compensation as disclosed on page 51. We note that the NASD has designated it as compensation in addition to the discounts and commissions.

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

The prospectus cover page currently indicates that the option is being issued as additional compensation to the underwriters. We have revised the table in the prospectus cover page to include a description of the option and its value. As such information is fully disclosed in the “Underwriting” section, we respectfully believe that it is not necessary to include such information in the Prospectus Summary. As the Company must obtain the prior consent of the representative of the underwriters to redeem its warrants, a conflict of interest may exist - however, the disclosure already contemplates such conflict in the Prospectus Summary on page 4 as follows:

“Since [the Company] may redeem the warrants only with the prior written consent of Jesup & Lamont and Jesup & Lamont may hold warrants subject to redemption, it may have a conflict of interest in determining whether or not to consent to such redemption. We cannot assure you that Jesup & Lamont will consent to such redemption if it is not in Jesup & Lamont’s best interest even if it is in [the Company’s] best interest.”

Furthermore, we respectfully do not see any different conflict of interest that arises as a result of the underwriters receiving the unit purchase option as opposed to the underwriters receiving the underwriting discounts and commissions. All such information is fully disclosed in the “Underwriting” section. Accordingly, we respectfully do not believe that any further revision to the disclosure in the Registration Statement is necessary

Offering, Securities offered, page 3

17.
We refer you to the first paragraph on page three and the description of the timing for separately traded warrants and common stock. Revise to disclose the measures that unit holders should take to become informed about the commencement of separately trading common shares and warrants, including any steps that an investor’s broker will need to take with respect to the transfer agent.

We indicate in the Prospectus Summary under the section captioned “Securities offered”:

“[The Company] will also include in this Form 8-K, or amendment thereto, or in a subsequent Form 8-K, information indicating if Jesup & Lamont has allowed separate trading of the common stock and warrants prior to the 90th day after the date of this prospectus.” (emphasis added)

Accordingly, the Company clearly advises an investor how he will learn that the common stock and warrants have commenced separate trading. We therefore respectfully believe that no revision to the disclosure in the Registration Statement is necessary in response to this comment.

Number to be outstanding after this offering and sale to insiders, page 4

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

18.
Revise the bullet points under “The warrants will become exercisable on the later of” on page four to disclose if their exercisability is conditioned on an effective registration statement. In addition, please clarify whether you may redeem warrants in the event a registration statement is not effective.

We have revised the disclosure in the Prospectus Summary under the caption “Exercise period” to indicate that the exercisability of the warrants is conditioned on an effective registration statement covering the shares underlying such warrants. We respectfully refer the Staff to the disclosure in the Prospectus Summary under the caption “Redemption” which states that the warrants may be redeemed “at any time while the warrants are exercisable (which will occur only if a registration statement relating to the common stock issuable upon exercise of the warrants is effective and current)..” (emphasis added). Accordingly, we respectfully believe that no revision to the disclosure in the Registration Statement is necessary in response to this portion of the Staff’s comment.

19.
Please revise the second paragraph under “Redemption” on page four to explain further how the redemption criteria are meant to provide “liquidity to cushion the market reaction” to your redemption call.

We have revised the disclosure in the Prospectus Summary under the caption “Redemption” as requested.

Stockholders must approve business combination, page 6

20.
You state in the last paragraph on page six that you will proceed with a business combination only if a majority of the shares are voted in favor of the business combination. Advise us of the consequences to the company should the stockholders simultaneously vote in favor of consummating a combination but against extending the corporation’s existence, and vice versa. Similarly tell us the consequences of broker non-votes.

We currently indicate in the Prospectus Summary under the caption “Certificate of Incorporation” that the Company “will only consummate a business combination if stockholders vote both in favor of such business combination and [the Company’s] amendment to provide for [its] perpetual existence.” (emphasis added). Because an amendment to the Company’s certificate of incorporation will require the affirmative vote of a majority of the shares of common stock outstanding and entitled to vote, shares not entitled to vote because of a broker non-vote will have the same effect as a vote against such an amendment.

Conversion rights for stockholders, page 7

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

21.
Please revise the first sentence to include a quantified estimate of the initial amount of the pro rata share of the trust account. Also, advise us how you calculated the $7.85 disclosed in the fourth paragraph on page seven and elsewhere, including the assumptions you used regarding the partial or total use of the $1.68 million of trust proceeds, the $100,000 available to you outside of the trust, the proceeds and fees under the over-allotment option, the source of funds to pay offering fees and expenses in excess of the $54,000 received from officers and directors, and the possibility of no shop fees, cancellation fees and other deferred expenses that may be payable in the event you commence but do not consummate a business combination.

We have revised the first sentence in the Prospectus Summary under the caption “Conversion rights for stockholders voting to reject a business combination” to quantify the initial amount of the pro rata share of the trust account. Such amount was calculated by taking the amount of net proceeds from the offering and the sale of insider warrants placed into trust and dividing that number by the number of units sold to public stockholders in the offering. With respect to the Staff’s points set forth above:

•
As indicated numerous times in the disclosure in the Registration Statement, the per share conversion price is prior to the accrual of any interest. Furthermore, because the Company may only withdraw interest earned on the funds held the trust account (up to $1.68 million), this has no impact on the calculation.

•
The $100,000 available to the Company outside of the trust account is not taken into account as such funds are held outside of trust. Furthermore, such funds will be used prior to distribution of the trust account.

•
To the extent that the over-allotment option is exercised, the per share conversion price will not change as the same amount per share is being deposited into trust. We have revised the disclosure in the Registration Statement to clarify the foregoing.

•	As the per share amount is based on net proceeds, the $54,000 of offering expenses have no impact on the calculation.

•
The payment of any no shop fees, cancellation fees and other deferred expenses will only be paid from non-trust funds or from interest earned on the trust fund or after the consummation of a business combination and any stockholders seeking conversion have been repaid. Furthermore, the Company has disclosed that it will seek to have all vendors and target businesses waive any claims they may have against the funds in the trust account. Accordingly, these have no impact on the calculation.

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

Liquidation if no business combination, page 7

22.
You state that your corporate existence will cease by operation of law and that you will promptly distribute trust assets. Please revise to further expand on the term “promptly,” and address the possibility that claims by third parties, litigation or other matters may prevent a prompt liquidation and distribution.

We currently state in the Prospectus Summary under the caption “Liquidation if no business combination”:

“We anticipate the distribution of the funds in the trust account to [the Company’s] public stockholders will occur within 10 business days from the date [the Company’s] corporate existence ceases.” (emphasis added)

In response to comment 14 above, we have revised this disclosure so that we will include a specific date when such date is known. Accordingly, we respectfully believe no further revision to the disclosure is necessary with respect to this portion of the Staff’s comment. Furthermore, in the same section we state:

“[The Company] cannot assure you that the per-share distribution from the trust fund, if [the Company] liquidates, will not be less than $7.85, plus interest then held in the trust fund for the following reasons:

Prior to liquidation, pursuant to Section 281 of the Delaware General Corporation Law, [the Company] will adopt a plan that will provide for [its] payment, based on facts known to [the Company] at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against [the Company] within the subsequent 10 years. Accordingly, [the Company] would be required to provide for any creditors known to [it] at that time as well as provide for any claims that [it believes] could potentially be brought against [it] within the subsequent 10 years prior to distributing the funds held in the trust to [its] public stockholders.”

Accordingly, we respectfully believe that no revision to the disclosure is necessary with respect to this portion of the Staff’s comment.

23.
You state in the first paragraph on page eight that you cannot assure investors that certain founders and individuals will be able to satisfy obligations arising under their agreement to cover trust payments to third parties. Please revise to succinctly disclose the terms of the individuals’ commitments, including, but not limited to, whether they are joint and several, and state what steps you have taken and/or plan to take to ensure that the individuals will have sufficient funds to cover such commitments. In this regard, please revise the parallel disclosure on page 33 to provide any additional relevant information and details.

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

We have revised the disclosure in the Registration Statement on pages 13 and 35 to indicate that the indemnification obligations are pro rata based on the individuals’ respective ownership interests in the Company. We also refer the Staff to the risk factor captioned “If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by stockholders may be less than $7.85 per share.” which states:

“If [the Company liquidates] before the completion of a business combination and distribute the proceeds held in trust to [its] public stockholders, Dr. William Weksel, [the] chairman of the board, Robert A. Schriesheim, [the] vice chairman of the board, Robert H. Davies, [the] chief executive officer, and Michael E. Weksel, [the] chief operating officer, chief financial officer, secretary and director, have agreed that they will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to [the Company]. Because [the Company] will seek to have all vendors and prospective target businesses execute agreements with [the Company] waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, [the Company believes] the likelihood of Messrs. Weksel, Schriesheim, Davies and Weksel having any such obligations is minimal. Notwithstanding the foregoing, [the Company has] questioned such individuals on their financial net worth and reviewed their financial information and believe they will be able to satisfy any indemnification obligations that may arise. However, [the Company] cannot assure you that they will be able to satisfy those obligations. Therefore, [the Company] cannot assure you that the per-share distribution from the trust fund, if we liquidate, will not be less than $7.85, plus interest, due to such claims.” (emphasis added)

24.
Please revise the third paragraph on page eight to identify the “certain” initial stockholders, succinctly disclose the terms of the agreement, and explain the basis for your belief that the funds necessary will be “approximately $15,000.” If this agreement is the same as the one described in the first paragraph on this page, revise to so state.

We have revised the disclosure in the above-referenced paragraph to identify the “certain” initial stockholders. The agreement with the initial stockholders is as follows:

“In the event that the Company does not consummate a Business Combination and must liquidate and its remaining net assets are insufficient to complete such liquidation, the undersigned agrees to advance such funds necessary to complete such liquidation and agrees not to seek repayment for such expenses.”

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

Accordingly, we respectfully believe the terms of such agreement are succinctly disclosed and therefore have not revised the disclosure further. As it is unlikely that there will be any expenses other than processing fees (such as wire charges, etc.) in connection with distributing the trust account upon the liquidation of the Company (unlike in the case of a blank check company that does not have a finite life and must go through the formal dissolution and liquidation procedures required under the DGCL), the Company believes $15,000 is a proper estimate.

25.
Please revise the last paragraph on page 8 to include brief descriptions of material risks, including that if third parties bring claims against you, the proceeds held in trust could be reduced and the per share liquidation value may be less than your anticipated amount per share; reliance on Mr. Davies’s and Mr. Weksel’s ability to choose an appropriate target business and either conduct due diligence or monitor due diligence conducted by others; conflicts of interest; and an effective registration statement may not be in place when an investor desires to exercise warrants.

We have revised the disclosure to include brief descriptions of the material risks attendant to this offering.

26.
Please provide a risk factor to discuss the company’s ability to redeem the warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

As indicated above in response to comment 18, the warrants are not redeemable or exercisable unless a prospectus relating to the common stock underlying such warrants is effective and current. Accordingly, we respectfully believe that this comment is inapplicable.

27.
Please include a separate risk factor explaining that, in the event investors in this offering are presented with the decision to vote for or against a proposed business combination, there may be an incentive to vote for the proposal beyond the merits of the target business because the estimated conversion price per unit is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00).

Whether or not there will be an incentive for any public stockholder to vote for or against a business combination will depend on a number of factors and such individual public stockholder’s particular circumstances. For instance, after separate trading of the securities begins, public stockholders may purchase common stock at prices above or below the per-share conversion price that will be held in trust. Additionally, some public stockholders may have sold their warrants, thereby lowering their basis in their shares to a price below the conversion value. Furthermore, whether or not a stockholder’s basis is lower than the conversion price at the time of a business combination, a decision by a stockholder (particularly one with significant holdings) to vote no on a business combination and seek conversion will necessitate an analysis of the potential success of the business combination, market trends and liquidity issues after a business combination. Finally, if a stockholder believed that a transaction would not be in the best interests of the Company but still voted in favor of such transaction to avoid receiving less than the $8.00 per-share conversion price, there is no assurance that the Company’s stock price would not fall substantially below the per-share conversion price as such transaction would have been detrimental to the Company. Accordingly, we respectfully believe that this comment is inapplicable and we have not revised the disclosure in response thereto.

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

28.	Include a risk factor that the company may not be required to obtain an opinion from an investment banking firm as to the fair market value of the target business.

We have included the above referenced risk factor as requested.

29.
Please revise risk factor five to disclose that management will be able to use up to $1.68 million from the trust, even if no business combination occurs; whereas, Rule 419 would require that the funds either go to a successful acquisition or be returned to investors.

We have revised the disclosure in the Registration Statement as requested on page 12 of the prospectus.

30.
Please provide a risk factor to discuss investors’ reliance on Mr. Davies’s and Mr. Weksel’s ability to choose a business partner, and disclose that investors’ only opportunity to evaluate and affect the investment decision regarding a potential business combination will be limited to voting for or against the proposal. In addition, the vote may be voted against (or, alternatively, for) a proposal that could still be approved (or rejected) if a sufficient number of public stockholders vote for (or against) the proposed business combination.

We currently include a risk factor titled “Since we have not selected a particular industry or target business with which to complete a business combination, we are unable to currently ascertain the merits or risks of the industry or business in which we may ultimately operate.” Such risk states that although the Company’s “management will endeavor to evaluate the risks inherent in a particular industry or target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors.” Accordingly, we respectfully believe that the first portion of the Staff’s comment is addressed. With respect to the second portion of the Staff’s comment, we respectfully believe this risk is attendant to every single potential business combination. There is always a risk that a business combination will be approved even though a single stockholder may have voted against such business combination, and vice versa. As a result, we respectfully do not believe such disclosure is necessary as a result of this generality.

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

31.
W e note the discussion of warrants and conditions to exercise in risk factors ten and 11. Please revise to highlight any differences between the exercise rights of public shareholders, insiders and underwriters.

We have revised the disclosure in the Registration Statement as requested.

Use of Proceeds, page 20

32.
Considering your operations while searching for a target business will be funded by interest earned on the trust account, please revise to discuss your expectations regarding such interest payments, including the estimated interest rate and approximate timeframe over which you expect to receive the total amount based on the terms and current market conditions.

We have revised the disclosure in the Use of Proceeds section as requested.

Dilution, page 23

33.	Please explain your basis for excluding the $2.24 million in deferred underwriter compensation from your calculation of net tangible book value after the offering or revise accordingly.

After reviewing the disclosure in response to this comment, we have revised the dilution table on pages 25 and 26 of the Registration Statement to adjust the calculation of the Company’s net tangible book value to include the deferred portion of the underwriter expenses as part of the dilution calculation.

Management’s Discussion and Analysis, page 26

34.
Please revise to address the potential financial and accounting impact of EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. Consider adding risk factor disclosure that discusses warrant holders’ lack of alternatives in the event the company is unable to honor its commitment to have an effective registration statement covering the exercise of warrants.

As the Company has no obligation to net cash settle any exercise of a warrant or the unit purchase option to be issued to the representative of the underwriters in this offering (as well as the securities underlying such option), EITF 00-19 is inapplicable to the Company. We specifically refer the Staff to Section 3.3.2 of the form of warrant agreement filed as Exhibit 4.5 to the Registration Statement and Section 2.4 of the form of unit purchase option filed as Exhibit 4.4 to the Registration Statement indicating the foregoing. Accordingly, EITF 00-19 is inapplicable to the Company. We therefore do not believe any revision to the disclosure in the Registration Statement is necessary. Furthermore, we refer the Staff to the first risk factor on page 14 of the Registration Statement titled “An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his, her or its warrants and causing such warrants to be practically worthless.” Such risk factor indicates that if the prospectus relating to the common stock issuable upon exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants held by public stockholders may have no value, the market for such warrants may be limited and such warrants may expire worthless. Accordingly, we respectfully believe that no revision to the disclosure in the Registration Statement is necessary.

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

Proposed Business, page 28

35.	Please disclose the company’s plans regarding the sourcing of target companies outside of the United States, and include a brief description of management’s experience with such activities.

We have revised the disclosure in the Registration Statement to indicate that the Company may search for target businesses both in the United States and elsewhere. As indicated in the section captioned “Proposed Business - Sources of target businesses”:

“[The Company anticipates] that target business candidates will be brought to [its] attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community. Target businesses may be brought to [the Company’s] attention by such unaffiliated sources as a result of being solicited by [the Company] through calls or mailings. These sources may also introduce [the Company] to target businesses they think [the Company] may be interested in on an unsolicited basis, since many of these sources will have read this prospectus and know what types of businesses [the Company is] targeting. [The Company’s] officers and directors, as well as their affiliates, may also bring to [its] attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. While [the Company does] not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis, [the Company] may engage these firms or other individuals in the future, in which event [the Company] may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction.”

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

The Company’s search for target businesses outside of the United States will be similar to the Company’s search for target businesses inside the United States. We have clarified the disclosure in the Registration Statement accordingly.

36.
We note the disclosure on page two and elsewhere that your efforts in identifying a prospective target business will not be limited to a particular industry. In light of the fact that you will not be limited to a particular industry, please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management’s expertise. Revise to clarify if there is a timeframe or monetary amount used that will trigger your search of companies not in the initial industry focus.

We have revised the disclosure in the Registration Statement to provide more detail on the Company’s search process should it go outside of management’s expertise. As indicated in response to comment 12 above, the Company does not anticipate “shifting” its initial efforts from the telecommunications sector to other sectors and there is no timeframe or monetary amount used to trigger the Company’s search for target businesses not in the telecommunications sector - instead, it is simply possible that a potential transaction will be brought to the attention of the Company’s management that is in the best interests of the Company but falls outside of this sector. The Company’s present intent is to focus on companies in the telecommunications sector because that is where the Company’s management has its most extensive experience. However, as the Company is not restricted from examining other types of companies, it may do so if it becomes aware of other potentially attractive target businesses. We have clarified the disclosure in the Registration Statement accordingly.

We have not identified a target business, page 28

37.
Please revise to briefly explain how you will identify potential business combinations, including the individuals involved and the capacity in which they work in connection with your business and the business of sourcing potential business combinations generally. Also, revise to identity any promoters and other affiliates that you anticipate using in connection with your proposed business. Alternatively, if management has not considered any candidates for promoters and other affiliates, please revise to so state.

We refer the Staff to our response to comment 35 above setting forth the details on how the Company will search for and identify potential business combinations. Accordingly, we respectfully believe that no revision to the disclosure in the Registration Statement is necessary.

38.
Please revise to further expand on management’s experience identifying and evaluating business combinations in the range contemplated by the company, including experience with negotiating transactions and conducting due diligence or monitoring the due diligence of others.

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

We have revised the disclosure in the Registration Statement as requested.

Sources of target business, page 29

39.
Disclose whether your charter limits your ability to enter into a business combination with an affiliate, including a business in which an affiliate has a direct or indirect interest, or a non-affiliated entity sourced through an affiliate. It appears that you should add risk factor disclosure addressing conflicts of interest in business combinations with affiliates or businesses sourced through affiliates.

The Company’s charter does not limit its ability to enter into a business combination with an affiliate. We believe the disclosure in the Registration Statement is clear that this is a possibility. We have added a risk factor addressing conflicts of interest in business combinations with affiliates as requested.

Liquidation if no business combination, page 32

40.
Please revise the last paragraph on page 32 to identify the initial stockholders who have committed to pay any obligations incident to liquidation. Also, disclose the sources and terms of the stockholders’ commitments.

We have revised the disclosure in the Registration Statement to identify the initial stockholders who have committed to pay any obligations incident to liquidation. As indicated above in response to comment 25, the terms of such commitment are currently disclosed. Therefore, we have not revised the disclosure in response to this portion of the Staff’s comment.

41.
Please refer to the first full paragraph on page 33. Please clarify here and throughout the document as appropriate the obligation of the company to bring a claim against the Messrs. Weksel, Sehriesheim, Davies and Weksel. Explain whether the company would have to bring a claim against these individuals to enforce their liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

We have revised the disclosure in the Registration Statement to indicate that, if the individuals refused to satisfy their obligations, the Company would have a fiduciary obligation to bring a claim against such individuals to enforce the Company’s rights to indemnification.

Management, page 3

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

42.
It appears based on filings by Global Telesystems, Inc., that Mr. Schriesheim served as an executive officer when that company was subject to bankruptcy proceedings. Please revise to provide the information requested by item 401(f) of Regulation S-K.

Mr. Schriesheim’s biography currently states:

“In 2001, Global Telesystems filed, in prearranged proceedings, a petition for surseance (moratorium), offering a composition, in the Netherlands and a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, both to facilitate the sale of Global Telesystems. All such proceedings were approved, confirmed and completed by March 31, 2002.”

Accordingly, we respectfully believe that no revision to the disclosure in Mr. Schriesheim’s biography is necessary.

Executive Compensation, page 40

43.	Please revise to disclose whether you have entered into employment agreements with your executive officers.

We have revised the disclosure in the Registration Statement as requested.

44.
We note the statement on page 40 that each member of your audit committee, Messrs. Schriesbeim, Levy and Botwin, is independent under the American Stock Exchange’s listing standards. We also note that Messrs. Schriesheim and Levy entered subscription agreements as part of insiders’ commitment to purchase $1.82 million of “insider warrants”; risk factors 18, 24 and 25 describe conflicts of interest involving your insiders, including the members of the audit committee; and each member of the audit committee acquired between 30,000 and 362,500 shares of common stock in connection with your organization and at a significant discount to the expected public offering price. Given the anticipated value of the shares they received and the directors’ status as insiders of the company, please tell us the criteria you used to determine independence.

The criteria used by the Company to determine independence is that prescribed by the American Stock Exchange, as set forth under the caption “Management - Director Independence,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. It is not anticipated that the above-referenced items will interfere in any way with the independent directors’ exercise of independent judgment in carrying out their responsibilities of a director.

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

Conflicts of Interest. page 41

45.
Please revise the second bullet point on page 42 to provide an example illustrating the conflict of interest related to the determination of when to call warrants for redemption under negative price pressure.

We have reviewed the disclosure and do not believe there is any conflict of interest for the directors in determining when to redeem the warrants and have therefore removed this disclosure.

46.
We note the third bullet point on page 42 and the statement that officers and directors may purchase shares of common stock as part of this offering or in the open market. Tell us the circumstances under which any anticipated purchases may occur. And advise us whether your officers and directors have an arrangement or understanding to conduct purchases in the aftermarket. Currently, it appears that the only purchases will be $1.82 million for warrants simultaneously with this offering. Please advise. If true, please revise the forepart of the prospectus to disclose that the officers and directors may purchase units, common shares and warrants in the offering or in the open market, as the case may be.

It is not currently anticipated that any of the Company’s directors or officers will purchase any shares of common stock or warrants in the offering or in the after market. However, they are not restricted from doing so. We indicate that this may occur in numerous places (for instance, in the Prospectus Summary under the section captioned “Conversion rights for stockholders voting to reject a business combination”). Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

47.
We note the discussion in the fourth and fifth paragraphs on page 42 concerning similar legal obligations relating to presenting business opportunities to multiple business affiliations, in addition to Alyst Acquisition. We also note that each of the officers/directors of the company discloses a significant level of experience in investing in various companies. A substantial part of such experience is derived from such individual’s existing and ongoing involvement in private investing companies. In light of the ongoing nature of the involvement of the officers/directors with these firms, such as Industrial Acquisitions Management, LLC, and Source Companies, LLC, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; and (iii) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We also note that Mr. Schriesheim is a director of several communications companies and may have conflicting fiduciary duties with respect to potential business opportunities. We may have further comment.

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

We have revised the disclosure in the Registration Statement on page 45 in response to this comment.

48.
In light of the fact that each officer/director may be looking at the same companies with respect to both Alyst Acquisition and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to Alyst Acquisition and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus, or the company should tell us why such information is not relevant to an investment in Alyst Acquisition.

Although the Company’s officers and directors are constantly being approached with potential target businesses for companies that they are currently affiliated with, the Company does not intend to consummate a business combination with any of these entities. Furthermore, we clearly indicate that the Company has not identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates. The disclosure in the Registration Statement also currently indicates that the Company has not, nor has anyone on its behalf (including the Company’s officers and directors), taken any measure, directly or indirectly, to identify or locate any suitable acquisition candidate, nor has the Company engaged or retained any agent or other representative to identify or locate such an acquisition candidate. The Company’s management does not have any knowledge as to the Company’s ability to effect a business combination following this offering with a company whose fair market value is equal to at least 80% of the Company’s net assets. Accordingly, as set forth on page 31 of the prospectus under the section titled “Proposed business - Effecting a business combination - We have not identified a target business,” we indicate that the Company cannot be certain that it will be able to locate a target business or that it will be able to engage in a business combination with a target business on favorable terms. Accordingly, we do not believe any revision to the disclosure in the Registration Statement is necessary.

Certain Relationships and Related Transactions, page 44

49.
Please revise to identify each individual agreements and arrangements, their parties and material terms. For example, you reference “an aggregate of $25,000” and “a purchase price of approximately $0.014 per share,” and the second and third to last paragraphs on page 44 do not identify the parties or the source of the provisions.

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

The shares purchased in August 2006 by the Company’s initial stockholders were part of the Company’s organization and we believe all parties and material terms are clearly identified. We have revised the second and third to last paragraphs, now on page 48, to clearly identify the parties to such transactions.

50.
The prospectus indicates on page 33 that Messrs. Weksel, Sehriesheim, Davis and Weksel have agreed to be liable for debts and obligations if you liquidate. We also note that the company will reimburse officers and directors for business expenses in connection with certain activities. Please revise to identify the specific agreements or arrangements and their material terms.

We believe that the material terms of these arrangements are already clearly identified. The agreement to pay the liquidation expenses are not reimbursable and we indicate that the individuals have agreed to not seek repayment of such expenses. Accordingly, we respectfully believe that no revision to the disclosure in the Registration Statement is necessary.

Item 15. Recent Sales of Unregistered Securities

51.	Please confirm that you have identified all unregistered sales. We note 227,500 shares held by each of several principal stockholders as disclosed in footnote (2) on page 43.

We hereby confirm that all unregistered sales are identified. We wish to advise the Staff that the figure referred to above relates to shares of common stock issuable upon exercise of the insider warrants that will be purchased simultaneously with the consummation of the offering.

Item 16. Exhibits and Financial Statement Schedules

52.
Please refer to the underwriting agreement filed as exhibit 1.1. We note the section beginning on page 29 titled “Default by an Underwriter”, which allows the registrant and the underwriter to terminate the agreement, but not the obligation to do so, if more than a 10% default occurs and purchase of the defaulted units is not arranged. This, in our view, would constitute less than a firm commitment for all of the securities. The language should be revised to state that “this agreement will be terminated by you or the Company...” if such a default occurs.

Section 6.2 of the form of underwriting agreement filed as Exhibit 1.1 to the Registration Statement states:

“In the event that neither you nor the Company arrange for the purchase of the Firm Units or Option Units to which a default relates as provided in this Section 6, this Agreement will be terminated without liability on the part of the Company (except as provided in Sections 3.11 and 5 hereof) or the several Underwriters (except as provided in Section 5 hereof);” (emphasis added)

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

Accordingly, we respectfully believe that no revision to the disclosure in the underwriting agreement is necessary.

53.
We note that each “Exhibit A” to certain Insider Letters, Exhibits 10.1 through 10.6, are included in those filings. However, each “Exhibit B,” the Questionnaires, are not included. As those exhibits contain relevant management information and are the subject of representations in the Insider Letters and Sections 2.14 and 2.22.1 of the underwriting agreement, please file Insider Letters 10.1 through 10.6 with each “Exhibit B,” or tell us why such information is not relevant to an investment decision.

Exhibit B to such documents is a lengthy D&O questionnaire setting forth the individuals background. All information set forth in the D&O questionnaires that is required to be disclosed in the prospectus is so disclosed. Accordingly, we have not included those exhibits in the filing, as they would not contain additional information relevant to an investment decision.

Financial Statements, page F-1

54.	Please provide a currently dated consent of the independent accountant in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

A currently dated consent has been included and we will ensure that the financial statements are updated as required by Article 3 of Regulation S-X.

Note 2 - Proposed Public Offering, page F-10

55.
Tell us how you developed your expected volatility assumption of 45%. Provide us with a schedule listing any similar public companies used in your analysis, along with their market capitalization, their volatility, and the term and interval of the volatility used in developing your estimate. Please expand the discussion of the option in MD&A to disclose your basis for the estimate of expected volatility.

The volatility calculation of 45% is based on the average volatility of a representative sample of five companies that the Company's management believes are representative to its industry. Because the Company does not have a trading history, the Company needs to estimate the potential volatility of its common stock price, which will depend on a number of factors which cannot be ascertained at this time. The Company referred to the average volatility of the sample companies because the Company's management believes that the average volatility of such companies is a reasonable benchmark to use in estimating the expected volatility of the Company's common stock after its business combination.

Mr. John Reynolds
Securities and Exchange Commission
January 5, 2007

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Robert H. Davies Jay Goldman Alan I. Annex, Esq.